VIA EDGAR AND E-MAIL

October 30, 2023

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Reinsurance Ltd.

Brookfield Corporation

Registration Statement on Form F-4

File Nos. 333-274058 and 333-274058-01

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Reinsurance Ltd. and Brookfield Corporation hereby respectfully request that the effectiveness of the above referenced registration statement on Form F-4 (File Nos. 333-274058 and 333-274058-01) be accelerated by the Commission so that it may become effective at 4:00 P.M. Eastern Time on Wednesday, November 1, 2023.

If the Staff of the Commission has any questions, please contact Mile T. Kurta, Esq. of Torys LLP at (212) 880-6363 or mkurta@torys.com.

Sincerely,

BROOKFIELD REINSURANCE LTD.

By:	/s/ Lyndsay Hatlelid
Name: Lyndsay Hatlelid
Title: Managing Director

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal and Regulatory

[Signature Page to the Acceleration Request]